PE 1/5/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NO ACT

Received SEC

FEB 27 2015

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE





15005602

February 27, 2015

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 2-27-15

Jason J. Kelroy
Kohl's Corporation
jason.kelroy@kohls.com

Re: Kohl's Corporation
Incoming letter dated January 5, 2015

Dear Mr. Kelroy:

This is in response to your letters dated January 5, 2015 and February 25, 2015 concerning the shareholder proposal submitted to Kohl's by the Province of St. Joseph of the Capuchin Order. We also have received a letter on the proponent's behalf dated January 19, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Paul M. Neuhauser
pmneuhauser@aol.com

February 27, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Kohl's Corporation
Incoming letter dated January 5, 2015

The proposal requests that the compensation committee of the board initiate a review of the company's executive compensation policies and make available upon request a summary report of the review. The proposal suggests that the report include a comparison of the total compensation package of the top senior executives and Kohl's employees' median wage and an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.

There appears to be some basis for your view that Kohl's may exclude the proposal under rule 14a-8(i)(7), as relating to Kohl's ordinary business operations. In this regard, we note that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. Accordingly, we will not recommend enforcement action to the Commission if Kohl's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Kohl's relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



JASON J. KELROY
TEL: (262) 703-1727
FAX: (262) 703-7274

February 25, 2015

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: *Kohl's Corporation – Omission of Shareholder Proposal Submitted by Province of St. Joseph of the Capuchin Order*

Ladies and Gentlemen:

Kohl's Corporation ("Kohl's") previously submitted a letter dated January 5, 2015 (the "Original Letter") in which it informed the staff of the Division of Corporation Finance (the "Staff") that Kohl's intends to omit from its proxy statement and form of proxy for the 2015 annual meeting of its shareholders (the "2015 Proxy Materials") the shareholder proposal and supporting statement attached hereto as Exhibit A (the "Shareholder Proposal"), which was submitted by the Province of St. Joseph of the Capuchin Order (the "Proponent"). The purpose of this letter is to supplement the arguments for omitting the Shareholder Proposal presented by Kohl's in the Original Letter in light of the relief granted to Verizon Communications Inc. in a No-Action Letter dated February 23, 2015 (the "Verizon No-Action Letter") to omit an identical proposal on the basis of Rule 14a-8(i)(7). Kohl's did not include Rule 14a-8(i)(7) as a basis for exclusion in the Original Letter in light of the position taken by the Staff in prior No-Action Letters. However, in light of the Staff's position in the Verizon No-Action Letter, Kohl's would now like to supplement the Original Letter by adding Rule 14a-8(i)(7) as an additional basis for omitting the Shareholder Proposal.

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), we are submitting this supplement to our request for no-action relief under Rule 14a-8 by use of the Securities and Exchange Commission (the "Commission") email address, shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and the undersigned has included his name and telephone number both in this letter and the cover email accompanying this letter. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent. Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Kohl's.

BASIS FOR EXCLUSION

In addition to its arguments for exclusion of the Shareholder Proposal under Rules 14a-8(i)(10) and14a-8(i)(3) as presented in the Original Letter, Kohl's believes that the Shareholder Proposal may be omitted under Rule 14a-8(i)(7) because it deals with a matter relating to its ordinary business operations (compensation of employees generally).

Rule 14a-8(i)(7) provides that a shareholder proposal may be omitted from a proxy statement "[i]f the proposal deals with a matter relating to the company's ordinary business operations." When adopting amendments to Rule 14a-8 in 1998, the Commission explained that the policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). The 1998 Release goes on to describe the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct stockholder oversight. The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment." The Commission indicates that this second consideration "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

Consistent with this administrative history, in Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A"), the Staff explained that since 1992 it has applied a bright-line analysis when considering the excludability under Rule 14a-8(i)(7) of stockholder proposals concerning equity or cash compensation matters. Under the Staff's analysis, proposals that relate to general employee compensation matters may be excluded under Rule 14a-8(i)(7), while those proposals that concern only senior executive officer and director compensation matters may not be excluded under this Rule. The Staff's distinction between general compensation matters and senior executive officer and director compensation matters is based on its view that senior executive and director compensation matters involve "significant social policy issues" that transcend day-to-day business matters and are appropriate for a stockholder vote. See, SLB 14A.

In our case, the Shareholder Proposal could reasonably be read to be seeking a shareholder vote on the appropriateness of wage levels for non-executive workers. The first two paragraphs of the supporting statement concern the effect on the U.S. economy of stagnating workers' wages, and a fair reading of the Shareholder Proposal in its entirety suggests that the Proponent's concern is with that issue, and not with the issue of executive pay. As noted above, the Shareholder Proposal implies a link between executive pay policy and the level of non-executive wages that does not exist. We know of no data suggesting a negative correlation between the level of executive pay and the level of non-executive pay at Kohl's or among companies generally. In sum, nonexecutive pay, and not executive pay, appears to be the real focus of the Shareholder Proposal, and the relationship between levels of executive and non-executive pay are not linked in any meaningful way. Kohl's could, of course, address any divergence in trends in pay levels exclusively by raising the wages of the lowest-paid employees without making any changes to the structure or amounts paid to top senior executives. We respectfully submit that the "significant social policy issue" rule should not shield every Rule 14a-8 proposal that cites executive pay as a cause of a perceived social ill. To the extent that the Shareholder Proposal seeks a shareholder vote related to the wage levels of non-executive workers, the Shareholder Proposal is excludible.

Moreover, the Staff has in the past concurred in the exclusion of proposals that seek to regulate executive compensation but also affect the compensation of a broader group of employees. In Microsoft Corp. (Sept. 17, 2013), for example, the Staff permitted exclusion of a proposal where the proponent requested that the board of directors and/or compensation committee limit the average individual total compensation of senior management, executives and "all other employees the board is charged with determining compensation for" to one hundred times the average individual total compensation paid to the remaining full-time, non-contract employees of the company. Similarly, in Raytheon Co. (Mar. 11, 1998), the Staff permitted Raytheon Company to exclude a proposal urging the company's board of directors to: (1) address the issue of "runaway remuneration of CEOs and the widening gap between highest paid and lowest paid " employees; and (2) publish in its proxy materials the ratio between the total compensation paid to Raytheon's CEO and the total compensation paid to the company's lowest paid U.S. worker; finding that the proposal related to the company's ordinary business operations. See, e.g., Ford Motor Co. (Feb. 5, 2013) (the Staff allowed the exclusion of a proposal requesting the company to adopt a policy for the distribution of the funds designated and assigned to pay for stock options, bonuses, and profit sharing to the company's employees); Johnson Controls, Inc. (Oct. 16, 2012) (the proposal requested the managing officers of the company to repay a portion of their compensation into a bonus pool that would be redistributed to other employees of the company); Delta Air Lines, Inc. (Mar. 27, 2012) (the proposal requested the board of directors to initiate a program that prohibited cash or equity payments for management or executive officers unless there was an appropriate process to fund the retirement accounts of Delta pilots).

Accordingly, since the Shareholder Proposal is not limited to executive compensation but rather addresses the compensation of its general workforce, Kohl's believes that the Shareholder Proposal is excludable under Rule 14a-8(i)(7) as concerning its ordinary business operations.

CONCLUSION

Based upon the foregoing analysis, the analysis provided in the Original Letter and the Staff's position in the Verizon No-Action Letter, Kohl's respectfully requests that the Staff agree that Kohl's may omit the Shareholder Proposal from Kohl's 2015 Proxy Materials.

If you have any questions or would like any additional information, please feel free to call me.

Thank you for your prompt attention to this request.

Sincerely,



Jason J. Kelroy
SVP, Assistant General Counsel

Encls.

cc (via e-mail):

Rev. Michael H. Crosby
Corporate Responsibility Agent
Province of St. Joseph of the Capuchin Order
MikeCrosby@aol.com

Exhibit A

KOHL'S

WHEREAS an October 2014 Center for American Progress study described a direct connection between the decline of revenue for major retailers and the stagnation of workers' wages, stating: "The simple fact of the matter is that when households do not have money, retailers do not have customers" (http://www.americanprogress.org/issues/economy/report/2014/10/13/98040/retailer-revelations/).

Retail spending—everything from clothing to groceries to eating out (from fine dining to fast food)—has broad implications for the entire economy. It accounts for a large fraction of consumer spending, which constitutes 70% of the U.S. gross domestic product (GDP). The Report above provides new evidence that middle-class weakness and stagnant wage growth are undermining the economy and that 1) 88% of the top 100 U.S. retailers cite weak consumer spending as a risk factor to their stock price; 2) 68 % of the top 100 U.S. retailers cite falling or flat incomes as risks; 3) Wall Street economists point to the risk low wages pose to the economy because they drive low demand and higher unemployment; and 4) that "trickle=down economics" (economic growth comes from monies redistributed to the rich who will create jobs for everyone) has not worked, despite wealth and income increasing for the highest sectors of our economy.

Kohl's recent 10-K submission to the U.S. Securities and Exchange Commission warns "decreased levels of consumer spending" may have a negative impact on its financial performance (https:www.sec.gov/Archives/edgar/data/885639/000088563914000007/kohls)10k2013.htm).

A September, 2014 study in the Harvard Business School showed the pay gap between U.S.-based corporations' CEOs and their companies' workers was 350 times that of their average (not lowest paid) worker. In the United States the average annual CEO compensation is $12,259 million (the next closest country's CEO's in Switzerland make $7,435 million http://blogs.hbr.org/2014/09/ceos-get-paid-too-much-according-to-pretty-much-everyone-in-the-world/

The total 2013 compensation package for Kohl's Chief Executive Officer, Kevin Mansell, was $8,178,304 while the top five executives at Kohl's received a total of $31,347,997.00. https://www.sec.gov/Archives/edgar/data/885639/000119312514111392/d663348ddef14a.htm However, the average annual compensation for Kohl's store associates ranged from $15,390-$24,856 (for a ratio of 329 [http://www.payscale.com/research/US/Employer=Kohl%27s_Department_Stores_Inc/Salary]). Meanwhile the Kohl's Board rated Mr. Mansell's 2013 performance "satisfactory," a middle ranking on the company's six-point scale, which ranges from "unsatisfactory" to "outstanding."

RESOLVED: shareholders request Kohl's Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.,

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 19, 2015

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Kohl's Corporation

Dear Sir/Madam:

I have been asked by the Province of St. Joseph of the Capuchin Order (hereinafter referred to as the "Proponent"), which is a beneficial owner of shares of common stock of Kohl's Corporation (hereinafter referred to either as "Kohls" or the "Company"), and which has submitted a shareholder proposal to Kohls, to respond to the letter dated January 5, 2015, sent to the Securities & Exchange Commission by the Company, in which Kohls contends that the Proponent's shareholder proposal may be excluded from the Company's year 2015 proxy statement by virtue of Rules 14a-8(i)(3) and 14a-8(i)(10).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Kohls' year 2015 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponent's shareholder proposal requests the Company to prepare a report comparing the total compensation of the Company's senior executive officers with the median compensation paid to employees of the Company in three specified years (2005, 2010, 2015) and to explain any changes over those years in the ratio between the total compensation for the executive officers and the median compensation of the employees.

Rule 14a-8 (i)(10)

We are truly perplexed by the Company's assertion that that "there are only two requirements set forth" in the Proponent's shareholder proposal and that those two requirements are (i) to "review" Kohls "executive compensation policies" and (ii) to make a "summary report" available.

What is missing from this erroneous description of the Proponent's proposal? The entire crux of the proposal, namely, that the Company disclose (i) the ratio of the compensation of the senior executives with that of the average worker and (ii) if that ratio has changed over time an explanation of why it has changed. Since absolutely nothing in the CD&A deals with either matter, the proposal cannot be mooted by the CD&A.

We are rather perplexed by the Company's assertion that the crux of the proposal is to be totally ignored because the Proponent's shareholder proposal uses the word "suggest" rather than the word "request". A classic case of a distinction without a difference. Shareholder proposals must be precatory, and either word suits that requirement superbly. Indeed, since virtually ALL shareholder proposals are non-binding on the Board, therefore a request, like a suggestion, may, at the Boards sole discretion, be ignored, partially implemented or fully implemented. No reason has been advanced by the Company why proponents should be required to use the magic word "request" rather than some other, equally polite, word in asking the board to take a proposed action. Therefore, the Proponent's shareholder proposal has not been substantially implemented.

Nor can it be mooted by unadopted rules not yet in final form. We note that the Company makes no claim that it will provide in its 2015 proxy statement, in its 10-K, or anywhere else, the data which is proposed to be required by the rules proposed in Release 34-70,443. In the absence of actually providing such data, all references to Release 34,70,443 and its proposed rules are totally irrelevant.

Furthermore, when and if the proposed Dodd-Frank regulations are finally adopted they will require very different disclosure than that requested by the Proponent's shareholder proposal. First and foremost, the proposed amendment to Item 402 in Release 34-70,443 does not contain any requirement that changes in the ratio over time be explained. This, of course, is the very essence of the shareholder proposal, namely, to explain why the gap has increased over time. In addition, the shareholder proposal thus includes another major element totally foreign to the SEC proposed rule set forth in Release 34-70,443, namely that there be provided an historic prospective going back over the past decade. Finally, the methodology suggested by the Proponent's shareholder proposal differs radically from that set forth in Dodd-Frank. As has been noted by many commentators in the rule-making proceeding, the data required by Dodd-Frank is of far less value to investors than other data, such as that requested by the Proponent, would be. For example, under Dodd-Frank the data is not for American workers, but rather for the world-wide workforce of the registrant. Because of differences in cost of living and wage levels in many foreign countries, including developing nations, a comparison that includes foreign salaries with the compensation of an American based CEO is not meaningful. The Proponent believes that the data that it is requesting is far more meaningful to investors. Furthermore, Dodd-Frank requires a comparison with the compensation of the CEO, while the Proponent has requested a comparison with the NEOs.

For the foregoing reasons, the Company has failed to carry its burden of proving the substantial implementation of the Proponent's shareholder proposal..

Rule 14a-8(i)(3)

The Company has two categories of complaint under this heading:

A.

Kohls asserts that the entire proposal may be omitted because it is so vague and indefinite that neither stockholders nor the Board "would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires". (See SLB No. 14B (Sept 15, 2004).) The assertion that the Proponent's shareholder proposal is so vague that the Board would not know how to implement it is again based exclusively on the fact that the proposal uses the word "suggest" rather than "request". Again, this is a distinction without a difference. As noted above, ALL shareholder proposals are non-binding on the Board and a request, like a suggestion, may, at the Boards sole discretion, be ignored, partially implemented or fully implemented. In the instant case, we appear to have greater confidence in the intelligence of the Board than does the Company's letter, since we do not believe that any rational person would be in any doubt whatsoever as to what the Proponents are asking for, namely, a comparison of the ratio at three time periods and an explanation of the change, if any, in the ratio over time.

In short the Company's argument totally devoid of merit.

B.

The Company alleges that three of the phrases used in the proposal are so vague and indefinite that shareholders and the Company "would be unable to determine with any reasonable certainty what actions or measures the Shareholder Proposal requires". (Page 5 of the Company letter, second full paragraph.) Again, we have confidence that neither the shareholders nor the Board is that lacking in intelligence or common sense.

1. "Top Senior Executives"

We note that the term "senior executive" is used by the Staff in its discussion of the applicability, or lack thereof, of Rule 14a-(i)(7) to proposals dealing with the compensation of senior executives. SLB No. 14A (July 12, 2002)

In any event, the Company's objection is quite simply a rehash of identical arguments which have been consistently rejected by the Staff. *Verizon Communications Inc.* (January 8, 2013); *Omnicom Group, Inc.* (Mar. 25, 2010); *The Allstate Company* (February 5, 2010); *Morgan Stanley* (Mar. 12, 2009); *Comerica, Inc.* (Mar. 9, 2009).

By adding the word "top" to the term "senior executives", the Proponents obviously intend to avoid any latent ambiguity in a term that the SEC has itself used, by restricting the coverage to those at the top of the pyramid, namely the

NEOs whose compensation is set forth in the proxy statement. The term used by the Proponent is therefore significantly less ambiguous than the use of the term "senior executives", without the added "top", that was upheld by the Staff in the five letters cited above. Furthermore, the Staff has already decided this exact issue when it opined that the term "top executives", when used in a proposal similar to that submitted by the Proponent, was not an ambiguous term. *J.P. Morgan Chase & Co*, (Mar. 10, 2010). Finally, the fact that the compensation of the NEOs is what the proposal calls for can be seen from the fact that they, and their total compensation as set forth in the Summary Compensation Table of Kohls' 2014 Proxy Statement, are explicitly referred to in the final paragraph of the Whereas Clause.

2. "Total Compensation Package"

Once again, this term is unambiguous and the Company's argument wholly specious. Kohls claims that the shareholder proposal "does not provide clarity as to the different elements of compensation to be recognized or how such elements should be valued". This is untrue. The Whereas Clause (last paragraph) cites the dollar amount of the compensation package of the CEO and the NEOs, which dollar amounts correspond exactly to the amounts shown in the Summary Compensation Table of the Company's 2014 Proxy Statement. And the Whereas Clause specifically cites that Proxy Statement as the source for the dollar amounts of the "total 2013 compensation package". Once again, out of an abundance of caution, the Proponent's shareholder proposal ads the word "total" to the phrase "compensation package", which corresponds exactly to the requirements of Item 402(c) of Regulation S-K, which requires that the last column in the Summary Compensation Table be labeled "total".

In any event the Company's objection has already been considered, and rejected, by the Staff. *Verizon Communications Inc.* (January 8, 2013); *J.P. Morgan Chase* (Mar. 10, 2010). Indeed, by adding the word "total", the Proponent has made its term even less ambiguous, if possible, than was the use of the term "compensation package", without the added "total", that was upheld by the Staff in those two letters.

3. "Store Employees Median Wage"

The Company objects to two parts of this phrase. First of all, seems to think that the term "store employees" is ambiguous since the Company's letter asks (top of page 6) whether the calculation should "in fact, be limited to only store employees or should it include all employees who are not 'top senior executives'". We think that the answer is self-evident and that the phase is not in the least ambiguous. Since the proposal does not specify a methodology for determining the date on which to count employees, any reasonable one chosen by the Company would suffice. Probably the most reasonable would be FTEs for the entire year. However, in any event, slight variations based on differing methodologies would not be material and therefore not a ground for saying that he proposal was so vague that shareholders (or the Board) would not know what was being requested.

Finally, the Company objects to the term "wages" as being ambiguous, citing its similarity to the problem with the "total compensation package". We agree that it is similar and that therefore it should be calculated in a similar manner. We do not believe that shareholders will not know what they are voting on when they cast their proxies or that the Board will be unable to understand how to implement the proposal. Furthermore, an almost identical argument that was made against a similar proposal was rejected by the Staff. *J.P. Morgan* Chase (Mar. 10, 2010)

For the foregoing reasons, the Company has failed to carry its burden of proving that the Proponent's shareholder proposal is excludable by virtue of Rule 14a-8(i)(3).

In conclusion, we request that the Staff inform the Company that the SEC Proxy Rules require denial of the Company's no-action letter request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number and mail and email addresses appear on the letterhead.

Very truly yours,

Paul M. Neuhauser

cc: Fr. Michael Crosby
Tim Smith
Francis X. Sherman
Laura Berry



Jason J. Kelroy
(262) 703-1727
Fax: (262) 703-7274
jason.kelroy@kohls.com

January 5, 2015

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Kohl's Corporation - Omission of Shareholder Proposal Submitted by Province of St. Joseph of the Capuchin Order

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), that Kohl's Corporation ("Kohl's") intends to omit from its proxy statement and form of proxy for the 2015 annual meeting of its shareholders (the "2015 Proxy Materials") the shareholder proposal and supporting statement attached hereto as Exhibit A (the "Shareholder Proposal"), which was submitted by the Province of St. Joseph of the Capuchin Order (the "Proponent").

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), we are submitting this request for no-action relief under Rule 14a-8 by use of the Securities and Exchange Commission (the "Commission") email address, shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and the undersigned has included his name and telephone number both in this letter and the cover email accompanying this letter.

Kohl's believes that the Shareholder Proposal may be excluded from Kohl's 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) of the Act because, as drafted, it deals with matters that Kohl's has already substantially implemented or, in the alternative, pursuant to Rule 14a-8(i)(3) because it is so vague and indefinite so as to be misleading within the meaning of Rule 14a-9. We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Commission if, in reliance on Rules 14a-8(i)(10) and/or 14a-8(i)(3), Kohl's excludes the Shareholder Proposal from its 2015 Proxy Materials.

In accordance with Rule 14a-8(j), we are:

- submitting this letter not later than 80 days prior to the date on which we intend to file definitive 2015 Proxy Materials; and

- simultaneously providing a copy of this letter and its exhibits to the Proponent, thereby notifying them of our intention to exclude the Shareholder Proposal from our 2015 Proxy Materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Shareholder Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Kohl's pursuant to Rule 14a-8(k) and SLB 14D.

THE SHAREHOLDER PROPOSAL

The Shareholder Proposal states:

> "RESOLVED: shareholders request Kohl's Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced."

A copy of the Shareholder Proposal and Supporting Statement, the Proponent's cover letter submitting the Shareholder Proposal, and other correspondence relating to the Shareholder Proposal are attached hereto as Exhibit A.

BASIS FOR EXCLUSION

I. KOHL'S MAY EXCLUDE THE SHAREHOLDER PROPOSAL FROM KOHL'S 2015 PROXY MATERIALS PURSUANT TO RULE 14a-8(i)(10) BECAUSE KOHL'S HAS SUBSTANTIALLY IMPLEMENTED THE SHAREHOLDER PROPOSAL.

Rule 14a-8(i)(10) allows the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." See Securities Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Release"). The Commission has made explicitly clear that a shareholder proposal need not be "fully effected" by the company to meet the substantially implemented standard under Rule 14a-8(i)(10). See 1998 Release (confirming the Commission's position in Securities Exchange Act Release No. 34-20091 (Aug. 16, 1983) ("1983 Release")). In the 1983 Release, the Commission noted that the "previous formalistic application [(i.e., a "fully-implemented" interpretation that required line-by-line compliance by companies)] of [Rule 14a-8(i)(10)] defeated its purpose." The purpose of Rule 14a-8(i)(10) is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Securities Exchange Act Release No. 34-12598 (July 7, 1976) (addressing Rule 14a-(c)(10), the predecessor rule to Rule 14a-8(i)(10)).

A. Kohl's already conducts an annual review of Kohl's executive compensation policies and makes a summary report available through the Compensation Discussion & Analysis section within Kohl's Proxy Statement.

There are only two requirements set forth in the Shareholder Proposal. First, the Shareholder Proposal seeks "a review of our company's executive compensation policies." Second, the Shareholder Proposal asks that a "summary report" be made available upon request. Kohl's already achieves both of these goals through the Compensation Discussion & Analysis section within Kohl's Proxy Statement. The Compensation Discussion & Analysis section within Kohl's Proxy Statement provides annual insight into the process used by Kohl's Compensation Committee (the "Compensation Committee") for determining the compensation of our Named Executive Officers ("NEOs"). Specifically, it discusses and analyzes the Compensation Committee's philosophy, objectives, policies, programs, practices and decisions. As disclosed in the Compensation Discussion & Analysis section within Kohl's Proxy Statement, the Compensation Committee fulfills the Board of Directors' responsibilities related to our NEOs' compensation and the Compensation Committee regularly and proactively adjusts compensation programs, as necessary, to drive Kohl's performance and ensure they are best serving our shareholders. Kohl's 2013 Proxy Statement, p. 25. In other words, the Compensation Committee already conducts a "review of our company's executive compensation policies" as sought in the Shareholder Proposal. In addition, Kohl's does not wait to issue "upon request a summary report of that review" as sought in the Shareholder Proposal. Instead, Kohl's issues this requested report annually as part of its annual Proxy Statement. The remainder of the Proponent's Shareholder Proposal merely suggests additional information to be considered for inclusion in the annual report on executive compensation. As drafted, however, the only requirements of the Shareholder Proposal are to "initiate a review of our company's executive compensation policies" and issue a "summary report." Kohl's already accomplishes both requirements through the Compensation Discussion & Analysis section within Kohl's Proxy Statement.

B. Kohl's, like all publicly-traded companies, is actively preparing to make SEC-required pay ratio executive compensation disclosures.

Just last year, the Commission proposed rules implementing the provision of the Dodd-Frank Act that requires U.S. public companies to disclose a ratio of their chief executive officer (the "CEO") to the median compensation of all employees. See Release No. 33-9452 (Sept. 18, 2013). Under the Commission's proposed rules, proxy statements will be required to include: (i) the median annual total compensation of all of the company's employees other than the CEO; (ii) the annual total compensation of the CEO; and (iii) the ratio of the two numbers. These calculations are very complex and the ratios for any one company alone are not meaningful without identically calculated ratios from other companies. Therefore, it is important to wait until all companies have the final guidance from the Commission with respect to uniform calculations. Kohl's, like all publicly-traded companies, is already actively working to ensure it is prepared to calculate and make any Commission-required pay ratio disclosures.

When a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) provides that the company is not required to ask its shareholders to vote on that same issue. Accordingly, based on the plain English reading of the requirements within the Shareholder Proposal and the actions taken by Kohl's, the Shareholder Proposal may be excluded from the Kohl's 2015 Proxy Materials under Rule 14a-8(i)(10) as substantially implemented.

II. KOHL'S MAY EXCLUDE THE SHAREHOLDER PROPOSAL FROM KOHL'S 2015 PROXY MATERIALS PURSUANT TO RULE 14a-8(i)(3) BECAUSE IT IS SO VAGUE AND INDEFINITE SO AS TO BE MISLEADING WITHIN THE MEANING OF RULE 14a-9.

Rule 14a-8(i)(3) provides that if the Shareholder Proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, it may be omitted. Rule 14a-9 prohibits materially false or misleading statements in proxy materials. Here, to the extent the Staff does not concur with Kohl's position above that it has already substantially implemented the Shareholder Proposal through the Compensation Discussion & Analysis section within Kohl's Proxy Statement, the Shareholder Proposal is then so vague and indefinite so as to be misleading within the meaning of Rule 14a-9.

The Staff has interpreted Rule 14a-8(i)(3) to mean that vague and indefinite shareholder proposals may be excluded because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). A proposal is sufficiently vague and indefinite to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." Fuqua Industries, Inc. (Mar. 12, 1991).

As noted above, the resolution in the Shareholder Proposal simply requests a report concerning the Kohl's executive compensation policies. A report complete in all material respects concerning those policies could be submitted to the shareholders without addressing the Kohl's pay policies for its other employees. The Proponent's suggestion, rather than request, that the report include the comparison and analysis described in the Shareholder Proposal suggests that the Proponent recognizes other approaches to describing and analyzing Kohl's executive compensation policies might be as, or more, informative as the Proponent's suggestion. It is easy to envision a situation where Kohl's implementation of the Shareholder Proposal as drafted would be significantly different from the actions envisioned by the shareholders voting on the proposal.

In addition, the Staff consistently has permitted the exclusion of shareholder proposals relating to executive compensation matters when such proposals have failed to define certain terms necessary to implement them. See, e.g., Boeing Co. (Recon.) (Mar. 2, 2011) (permitting exclusion and noting that the proposal does not sufficiently explain the meaning of "executive pay rights" and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); General Motors Corp. (Mar. 26, 2009) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal to "eliminate all incentives for the CEOs and the Board of Directors" that did not define "incentives"); Verizon Communications Inc. (Feb. 21, 2008) (proposal prohibiting certain compensation unless Verizon's returns to shareholders exceeded those of its undefined "Industry Peer Group" was excludable under Rule 14a-8(i)(3)).

As identified below, several of the Shareholder Proposal's key terms are so inherently vague and indefinite that neither shareholders nor Kohl's would be able to determine with any reasonable certainty what actions or measures the Shareholder Proposal requires. As a result, Kohl's shareholders may reasonably come to conflicting interpretations as to the specific actions required by the Shareholder Proposal.

"Top Senior Executive": The Shareholder Proposal is vague with respect to its subject matter because it asks Kohl's to prepare a report that includes the "total compensation package of the top senior executives." Without more, it is not clear whom Kohl's should consider a "top senior executive." For instance, would the report only apply to Kohl's NEOs in accordance with Regulation S-K, Item 402(a)(3) (17 C.F.R. § 229.402(a)(3)), or all employees that receive more than a certain amount in cash compensation? Alternatively, should the Shareholder Proposal be limited to employees whose compensation is set by Kohl's Board of Directors, or should other members of senior management, whose compensation is not set by Kohl's Board of Directors, be included as well?

"Total Compensation Package": In addition, the Shareholder Proposal refers to the "total compensation package of the top senior executives," but does not provide clarity as to the different elements of compensation to be recognized for this purpose or how such elements should be valued. The Shareholder Proposal gives no guidance as to how and when to value the various types of incentive awards, fringe benefits, deferred compensation and other similar items of income.

"Store Employees' Median Wage":

"Store Employees": The Shareholder Proposal relies on an indefinite population of "store employees." For example, should "store employees" for a particular year include anyone employed for at least a day during that year, or only those employees employed on a specific date during that year? Should it include only full-time employees or part-time employees too? Should it, in fact, be limited to only "store employees" or should it include all employees that are not "top senior executives," including, for example, hourly or salaried employees at Kohl's stores, distribution centers, corporate home offices, credit call centers and design centers?

"Wage": Similar to "total compensation package," the Shareholder Proposal's use of "wage" is confusing since the Shareholder Proposal does not clarify whether wage should be limited to fixed cash salary or if it should include accrued vacation, healthcare or other benefits. Further, if these benefits are supposed to be included in the definition of wage, the Shareholder Proposal does not explain how they should be valued.

CONCLUSION

Based upon the foregoing analysis, Kohl's respectfully requests that the Staff agree that Kohl's may omit the Shareholder Proposal from Kohl's 2015 Proxy Materials.

If you have any questions or would like any additional information, please feel free to call me.

Thank you for your prompt attention to this request.

Sincerely,



Jason J. Kelroy
SVP, Assistant General Counsel

Encls.

cc (via e-mail):

Rev. Michael H. Crosby
Corporate Responsibility Agent
Province of St. Joseph of the Capuchin Order
MikeCrosby@aol.com

Exhibit A

KOHL'S

WHEREAS an October 2014 Center for American Progress study described a direct connection between the decline of revenue for major retailers and the stagnation of workers' wages, stating: "The simple fact of the matter is that when households do not have money, retailers do not have customers" (http://www.americanprogress.org/issues/economy/report/2014/10/13/98040/retailer-revelations/).

Retail spending—everything from clothing to groceries to eating out (from fine dining to fast food)—has broad implications for the entire economy. It accounts for a large fraction of consumer spending, which constitutes 70% of the U.S. gross domestic product (GDP). The Report above provides new evidence that middle-class weakness and stagnant wage growth are undermining the economy and that 1) 88% of the top 100 U.S. retailers cite weak consumer spending as a risk factor to their stock price; 2) 68 % of the top 100 U.S. retailers cite falling or flat incomes as risks; 3) Wall Street economists point to the risk low wages pose to the economy because they drive low demand and higher unemployment; and 4) that "trickle=down economics" (economic growth comes from monies redistributed to the rich who will create jobs for everyone) has not worked, despite wealth and income increasing for the highest sectors of our economy.

Kohl's recent 10-K submission to the U.S. Securities and Exchange Commission warns "decreased levels of consumer spending" may have a negative impact on its financial performance (https:www.sec.gov/Archives/edgar/data/885639/000088563914000007/kohls)10k2013.htm).

A September, 2014 study in the Harvard Business School showed the pay gap between U.S.-based corporations' CEOs and their companies' workers was 350 times that of their average (not lowest paid) worker. In the United States the average annual CEO compensation is $12,259 million (the next closest country's CEO's in Switzerland make $7,435 million http://blogs.hbr.org/2014/09/ceos-get-paid-too-much-according-to-pretty-much-everyone-in-the-world/

The total 2013 compensation package for Kohl's Chief Executive Officer, Kevin Mansell, was $8,178,304 while the top five executives at Kohl's received a total of $31,347,997.00. https://www.sec.gov/Archives/edgar/data/885639/000119312514111392/d663348ddef14a.htm However, the average annual compensation for Kohl's store associates ranged from $15,390-$24,856 (for a ratio of 329 [http://www.payscale.com/research/US/Employer=Kohl%27s_Department_Stores_Inc/Salary]). Meanwhile the Kohl's Board rated Mr. Mansell's 2013 performance "satisfactory," a middle ranking on the company's six-point scale, which ranges from "unsatisfactory" to "outstanding."

RESOLVED: shareholders request Kohl's Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.,

CORPORATE RESPONSIBILITY OFFICE

Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
414-406-1265
MikeCrosby@aol.com

November 14, 2014

Corporate Secretary
Office of the Corporate Secretary and/or General Counsel
Kohl's Corporation
N56 17000 Ridgewood Drive
Menomonee Falls, WI 53051

To Whom It May Concern:

The Province of St. Joseph of the Capuchin Order, a Catholic religious congregation, is part of the Franciscan Family. Because of our evangelical calling from Jesus Christ and St. Francis of Assisi, we are concerned about the almost-daily reports indicating issues and concerns around the seemingly ever-increasing disparity of wealth and income in the United States. Hence the enclosed resolution which, in the interest of not singling out Kohl's, will be going to its retail peers as well by other members of the Interfaith Center on Corporate Responsibility.

The Province of St. Joseph of the Capuchin Order has owned at least $2,000 worth of Kohl's Corporation common stock for over one year and will be holding this through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership of this stock from our Custodian under separate cover, dated November 14, 2014.

I am authorized, as Corporate Responsibility Agent of the Province, to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of Kohl's Corporation shareholders. I do this in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

Hopefully we can have a constructive conversation on this issue and share ideas on how to lessen the gap between those in the highest income brackets and those workers whose wages are unable to ensure them of a living wage. We look forward to this and hope it will lead to us withdrawing the attached resolution.

Sincerely yours,



(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent

KOHL'S

WHEREAS an October 2014 Center for American Progress study described a direct connection between the decline of revenue for major retailers and the stagnation of workers' wages, stating: "The simple fact of the matter is that when households do not have money, retailers do not have customers" (http://www.americanprogress.org/issues/economy/report/2014/10/13/98040/retailer-revelations/).

Retail spending—everything from clothing to groceries to eating out (from fine dining to fast food)—has broad implications for the entire economy. It accounts for a large fraction of consumer spending, which constitutes 70% of the U.S. gross domestic product (GDP). The Report above provides new evidence that middle-class weakness and stagnant wage growth are undermining the economy and that 1) 88% of the top 100 U.S. retailers cite weak consumer spending as a risk factor to their stock price; 2) 68 % of the top 100 U.S. retailers cite falling or flat incomes as risks; 3) Wall Street economists point to the risk low wages pose to the economy because they drive low demand and higher unemployment; and 4) that "trickle=down economics" (economic growth comes from monies redistributed to the rich who will create jobs for everyone) has not worked, despite wealth and income increasing for the highest sectors of our economy.

Kohl's recent 10-K submission to the U.S. Securities and Exchange Commission warns "decreased levels of consumer spending" may have a negative impact on its financial performance (https:www.sec.gov/Archives/edgar/data/885639/000088563914000007/kohls)10k2013.htm).

A September, 2014 study in the Harvard Business School showed the pay gap between U.S.-based corporations' CEOs and their companies' workers was 350 times that of their average (not lowest paid) worker. In the United States the average annual CEO compensation is $12,259 million (the next closest country's CEO's in Switzerland make $7,435 million http://blogs.hbr.org/2014/09/ceos-get-paid-too-much-according-to-pretty-much-everyone-in-the-world/

The total 2013 compensation package for Kohl's Chief Executive Officer, Kevin Mansell, was $8,178,304 while the top five executives at Kohl's received a total of $31,347,997.00. https://www.sec.gov/Archives/edgar/data/885639/000119312514111392/d663348ddef14a.htm However, the average annual compensation for Kohl's store associates ranged from $15,390-$24,856 (for a ratio of 329 [http://www.payscale.com/research/US/Employer=Kohl%27s_Department_Stores_Inc/Salary]). Meanwhile the Kohl's Board rated Mr. Mansell's 2013 performance "satisfactory," a middle ranking on the company's six-point scale, which ranges from "unsatisfactory" to "outstanding."

RESOLVED: shareholders request Kohl's Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.,



2423 E. Limcoln Drive
Phoenix, AZ 85306

November 14, 2014

Corporate Secretary
Office of the Corporate Secretary and/or General Counsel
Kohl's Corporation
N56 17000 Ridgewood Drive
Menomonee Falls, WI 53051

To Whom It May Concern:

The Province of St. Joseph of the Capuchin Order Corporate Responsibility Account with address 1015 N. Ninth St., Milwaukee WI 53233 has held at least $ 2000.00 of Kohl's Corporation common stock for over one year from the date of this letter. The shareholder has been informed by the Province of St. Joseph of the Capuchin Order that this amount of stock should be held in the portfolio through the 2015 annual meeting.

Charles Schwab & Company, Inc. holds shares with our custodian, the Depository Trust Company and our participant number is 164.

Thank you

Jana Tongson
2423 E. Lincoln Drive
Phoenix, AZ 85016
602-355-7674

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